UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006 (as amended, the “Statement”) relating to the unsolicited tender offer (the “CanSup Offer”) by Canadian Superior Energy Acquisitions Inc. (the “CanSup Offeror”), a wholly owned subsidiary of Canadian Superior Energy Inc. (“Canadian Superior”), described in a Tender Offer Statement on Schedule TO initially filed by the CanSup Offeror with the Commission on June 19, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
     Amendments to the Directors’ Circular
     The following amendments to the Directors’ Circular, which was filed as Exhibit (a)(1) to the Schedule 14D-9 filed by Canada Southern in connection with the CanSup Offer, are being made in response to comments received from the Commission with respect to the Directors’ Circular.
     The first paragraph under the heading “Summary” on page iii of the Directors’ Circular is hereby amended and restated in its entirety as follows:
     “The information set out below is intended to be a summary of selected information appearing elsewhere in this Directors’ Circular. All capitalized terms in this Summary have the meanings ascribed to such terms elsewhere in this Directors’ Circular, including the Glossary contained in Schedule “A” to the Directors’ Circular.”
     The first paragraph under the heading “Pre-Acquisition Agreement” on pages 7 and 8 of the Directors’ Circular is hereby amended and restated in its entirety as follows:
     “The following is a summary of the material provisions of the Pre-Acquisition Agreement, which has been filed by Canada Southern with (i) the Canadian securities regulatory authorities and is available at www.sedar.com; and (ii) the SEC as an exhibit to Canada Southern’s Solicitation/Recommendation Statement on Schedule 14D-9 and available at www.sec.gov.
     Item 4. The Solicitation or Recommendation
     Item 4 is hereby amended and supplemented by adding thereto:
     In a June 30, 2006 press release from Canada Southern (the “June 30 Press Release”), the Corporation announced that it had agreed to terms on a revised offer from Canadian Oil Sands under which the Canadian Oil Sands Offeror will acquire all of the outstanding Common Shares of Canada Southern for U.S. $11.10 per Common Share, all cash (the “Revised Canadian Oil Sands Offer”). The Revised Canadian Oil Sands Offer follows a June 29, 2006 announcement by Petro-Canada that it has extended and increased the value of its original offer to U.S. $11.00 per Common Share (the “Revised Petro-Canada Offer”). In the June 30 Press Release, the Corporation recommended that, if shareholders have already tendered to the Revised Petro-Canada Offer or the CanSup Offer, they should withdraw the tendered shares immediately.
     A copy of the June 30, 2006 Press Release is attached hereto as Exhibit (a)(8) and is hereby incorporated herein by reference.
     The Corporation intends to issue a notice of change to the Directors’ Circular and a further amendment to this Schedule 14D-9 recommending that shareholders accept the Revised Canadian Oil Sands Offer no later than July 5, 2006.
Item 7. Purposes of the Transaction and Plans or Proposals
     Item 7 is hereby amended and supplemented by adding thereto:
     In the June 30 Press Release, the Corporation also announced that it had entered into an amendment, dated June 29, 2006, (the “Amendment”) to the Pre-Acquisition Agreement, dated June 18, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern. A copy of the Amendment is attached hereto as Exhibit (a)(9) and is hereby incorporated herein by reference.
Item 9. Exhibits
Item 9 is amended and supplemented by adding thereto:

(a)(8)	Press Release, dated June 30, 2006.

(a)(9)	Amendment to Pre-Acquisition Agreement, dated June 29, 2006, among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: June 30, 2006